Exhibit 99.2

March 24, 2015

Press release

Turquoise Hill announces financial results and review of operations for 2014

VANCOUVER, CANADA – Turquoise Hill Resources today announced its financial results for the year ended December 31, 2014. All figures are in US dollars unless otherwise stated.

HIGHLIGHTS

—	Oyu Tolgoi achieved a good safety performance for 2014 with no fatalities and an All Injury Frequency Rate of 0.47 per 200,000 hours worked.

—	Oyu Tolgoi recorded net revenue of approximately $1.6 billion in 2014 on sales of approximately 733,700 tonnes of concentrate.

—	Oyu Tolgoi recorded net revenue of $634.1 million in Q4’14 on sales of approximately 262,700 tonnes of concentrate; a 19.2% increase over Q3’14.

—	During 2014, Turquoise Hill generated its first annual positive operating cash flow of $658.3 million.

—	Cash operating costs[1] at Oyu Tolgoi in 2014 were $905.6 million.

—	Additions to property, plant and equipment were $87.7 million in the year, including approximately $60.0 million for sustaining capital activities.

—	In 2014, Oyu Tolgoi produced 148,400 tonnes of copper and 589,000 ounces of gold in concentrates compared to 76,700 tonnes of copper and 157,000 ounces of gold in concentrates in 2013.

—	Higher ore grades during Q4’14 led to increased metal production over prior quarters, which was partially offset by reduced processing rates as a result of the December 2014 concentrator fire.

—

In 2015, Oyu Tolgoi is expected to produce 175,000 to 195,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates with production distribution expected to be relatively similar to 2014.

—	Marketing and logistics improvements throughout 2014 led to concentrate inventories being drawn down to normal levels by year end.

—	Turquoise Hill, Rio Tinto and the Government of Mongolia continue to work together to resolve shareholder matters.

[1]

Cash operating costs is a non-GAAP measure, comprising total cash operating costs for Oyu Tolgoi only, and is presented in order to provide investors and other stakeholders in Turquoise Hill with greater understanding of performance and operations at Oyu Tolgoi. Further description and a reconciliation of this non-GAAP measure is given in section 15 of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Turquoise Hill Resources Ltd.

Suite 354 – 200 Granville Street

Vancouver, British Columbia

Canada V6C 1S4

T 604 688 5755

www.turquoisehill.com

—	The 2014 Oyu Tolgoi Feasibility Study (2014 Feasibility Study) was finalized in September 2014 and in October 2014 Turquoise Hill filed an updated 2014 Oyu Tolgoi Technical Report.

—

On November 6, 2014, Turquoise Hill announced the retirement of Dr. David Klingner and Kay Priestly and named directors Jill Gardiner as Chair of the Board effective January 1, 2015 and Jeff Tygesen as Chief Executive Officer effective December 1, 2014.

—

In the second half of 2014, Turquoise Hill entered into a share purchase agreement with National United Resources Holdings for the sale of 56.1 million shares in SouthGobi and continues to work with the purchaser towards closing the transaction.

—	On February 24, 2015, Turquoise Hill announced a share purchase agreement with Novel Sunrise Investments Limited for the sale of 48,705,155 shares in SouthGobi, being its remaining stake.

—	In January 2014, Turquoise Hill successfully closed an approximate $2.4 billion rights offering and repaid all outstanding Rio Tinto funding facilities.

—	Turquoise Hill’s cash and cash equivalents at December 31, 2014 were $862.8 million.

FINANCIAL RESULTS

In 2014, Turquoise Hill recorded net income of $31.8 million ($0.02 per share), with losses (including charges for impairment) relating to SouthGobi partly offsetting Oyu Tolgoi’s results. Net income from continuing operations was $141.0 million ($0.07 per share), 44% higher than in 2013. The increase follows the first full year of operations at Oyu Tolgoi, delivering gross margin of $372.1 million, or 22.6% of revenue, combined with reduction in general and administrative expenditure. Operating cash flows from continuing operations were $671.6 million in 2014 as Oyu Tolgoi achieved a full year of sales and reduced inventory levels, generating Turquoise Hill’s first positive annual operating cash flow of $658.3 million.

Additions to property, plant and equipment were $87.7 million in the year, including approximately $60.0 million for sustaining capital activities and construction of tailings storage facility. Cash capital expenditure of $203 million includes settlement of accrued payables for additions to property, plant and equipment in prior years; significantly lower than 2013 at $1.1 billion which included completion and commissioning of open pit operations, underground development for the first half of 2013, and payment of accrued capital payables from 2012.

Turquoise Hill’s cash and cash equivalents at December 31, 2014 were $862.8 million, as the result of positive cash flows from Oyu Tolgoi, and repayment received in full for Turquoise Hill’s $115.0 million Mongolian Treasury Bill, which matured on October 19, 2014.

OYU TOLGOI COPPER-GOLD MINE

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension). Mining of ore commenced in May 2012 and first concentrate was produced in January 2013.

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Long term development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was delayed to allow matters with the Government of Mongolia to be resolved. Further development of the underground mine is expected to commence once the following conditions are met: (1)

successful resolution of the mine’s shareholder matters, including the tax situation; (2) agreement of a comprehensive funding plan including project finance; (3) approval of the 2014 Feasibility Study by the Oyu Tolgoi shareholders and acceptance by the Mongolian Minerals Council; and (4) obtaining all necessary permits for the mine’s operations and development.

Full-year 2014 and Q4’14 performance

Safety continues to be a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. For 2014, Oyu Tolgoi achieved a good safety performance with no fatalities and an All Injury Frequency Rate of 0.47 per 200,000 hours worked.

Concentrate sales of approximately 733,700 tonnes in 2014 exceeded annual production, supported by improved logistics and a developing customer base. Following an inventory build-up in 2013, robust sales combined with marketing and logistics improvements throughout 2014 led to concentrate inventories being drawn down to more normal levels by year end.

Concentrate sales of approximately 262,700 tonnes during Q4’14 increased 19.2% over Q3’14 due to continued improvements to customer logistics and marketing. This marks the third consecutive quarter of sales exceeding production.

Key financial metrics for 2014 and Q4’14 are as follows:

Oyu Tolgoi Key Financial Metrics

	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2014	Full Year 2013

Revenue, net of royalties ($’000,000)	51.6	108.0	436.0	466.0	634.1	1,644.1	51.6
Royalties within net revenue	3.0	5.9	23.5	25.4	36.6	91.5	3.0
Concentrates sold (‘000 tonnes)	26.4	48.2	202.5	220.3	262.7	733.7	26.4
Revenue by metals in concentrates ($’000,000)
Copper	37.6	74.5	285.4	302.6	348.3	1,010.8	37.6
Gold	13.2	32.1	145.2	158.5	280.4	616.1	13.2
Silver	0.8	1.4	5.4	5.0	5.4	17.2	0.8
Cost of sales ($’000,000)	49.2	99.1	379.1	380.0	413.9	1,272.1	49.2
Production and delivery costs	36.6	67.5	266.6	260.5	293.0	887.6	36.6
Depreciation and depletion	12.6	28.8	112.5	119.5	120.9	381.7	12.6
Capitalized property, plant and equipment ($’000,000)	134.9	20.6	27.1	25.3	14.7	87.7	641.0
Underground evaluation costs capitalized	29.5	8.4	9.4	5.1	4.2	27.1	459.8
Note: Oyu Tolgoi’s sales of concentrate are subject to a 5% royalty. Revenues are presented net of royalties and typical contractual deductions (treatment, refining and freight differential charges)

Production and delivery costs include primarily the cash costs in inventory sold as well as allocated mine administration costs. Depreciation and depletion includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process. Stripping costs, including cash and equipment depreciation, are recorded in the run-of-mine copper-gold stockpile inventories in the period incurred.

Total cash operating costs2 at Oyu Tolgoi in 2014 were $905.6 million in its first full year of operations. Cash operating costs include:

—	Production and delivery costs included in cost of sales;
—	Other cash operating expenses;
—	Net change in inventories as included in the statement of cash flows; and
—	All management services payments made by Oyu Tolgoi including amounts payable to the Company.

During 2014, management began to improve and optimize operations in order to reduce costs throughout various areas of the mine’s operation. Progress was made in customer logistics, assisting in reducing inventory levels. The impact of these improvements was partly offset by higher maintenance costs following the concentrator fire, and planned maintenance brought forward from early 2015.

Excluding asset write-down ($8.0 million) and adjustments relating to asset retirement obligations ($31.0 million), capitalized additions to property, plant and equipment were $87.7 million including $27.1 million of underground evaluation costs and approximately $60.0 million for sustaining activities and the tailings storage facility. In 2013, capitalized additions totalled $641.0 million including underground development costs of $460 million.

Key operational metrics for 2014 and Q4’14 are as follows:

Oyu Tolgoi Key Operational Metrics

All data represent full production and sales on a 100% basis

	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2014	Full Year 2013

Open pit material mined (‘000 tonnes)	21,956	21,621	16,861	19,493	18,944	76,919	72,032
Ore treated (‘000 tonnes)	7,835	5,560	7,778	7,029	7,505	27,872	20,317
Average mill head grades:
Copper (%)	0.49	0.52	0.53	0.59	0.74	0.60	0.47
Gold (g/t)	0.41	0.49	0.60	0.80	1.46	0.86	0.36
Silver (g/t)	1.44	1.52	1.57	1.64	1.65	1.60	1.39
Concentrates produced (‘000 tonnes)*	129.5	102.9	140.0	134.1	186.7	563.6	290.0
Average concentrate grade (% Cu)	25.4	24.6	25.8	27.3	26.9	26.3	26.4
Production of metals in concentrates:
Copper (‘000 tonnes)	32.9	25.3	36.2	36.6	50.3	148.4	76.7
Gold (‘000 ounces)	74	66	113	132	278	589	157
Silver (‘000 ounces)	208	163	229	216	286	893	489
Sales of metals in concentrates:
Copper (‘000 tonnes)	6.1	13.1	51.6	53.6	67.6	185.8	6.1
Gold (‘000 ounces)	10	28	126	144	263	561	10
Silver (‘000 ounces)	36	78	309	323	383	1,093	36
Metal recovery (%)
Copper	86.4	87.9	87.6	89.3	90.7	89.1	81.6
Gold	71.2	75.5	74.8	74.8	78.6	76.6	66.1
Silver	57.2	59.3	58.6	58.6	71.6	62.3	54.2
* Dry metric tonnes

Higher mill head grades during Q4’14 led to increased metal production over prior quarters, which was partially offset by reduced processing rates as a result of the December 2014 fire in one of the concentrator’s ball mill

[2]

Cash operating costs is a non-GAAP measure, comprising total cash operating costs for Oyu Tolgoi only, and is presented in order to provide investors and other stakeholders in Turquoise Hill with greater understanding of performance and operations at Oyu Tolgoi. Further description and a reconciliation of this non-GAAP measure is given in section 15 of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

cyclone packs. Repairs from the fire were completed on January 2, 2015 and the concentrator has returned to full production. Lower mining rates in Q4’14 reflect long-haul waste to the tailings facility to complete construction and lower equipment availability.

The concentrator performance improved through 2014 but was impacted by a series of post-commissioning issues, including failure of the rake blades in the tailings thickener in Q1’14, a thickener rake arm failure in Q3’14 and the Q4’14 concentrator fire.

Recoveries improved through 2014, driven by operational improvements and the increased ore grades as the mine developed through the high-grade core of the southwest zone in the last half of 2014.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At December 31, 2014, the aggregate outstanding balance of loans extended by subsidiaries of the Company to Oyu Tolgoi was $7.8 billion, including accrued interest of $1.5 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%. Subsidiaries of the Company have accrued $122.8 million in accounts payable and accrued liabilities for the withholding taxes due upon payment of the accrued interest by Oyu Tolgoi. In 2014, Oyu Tolgoi repaid a total amount of $477.0 million with respect to these loans, including accrued interest of $155.7 million.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at December 31, 2014, the cumulative amount of such funding was $751.2 million, representing approximately 34% of invested common share equity, and unrecognized interest thereon of $168.6 million.

Operational outlook

Based on the current mine schedule, Oyu Tolgoi is expected to produce 175,000 to 195,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates in 2015. Production from the high-grade core of the southwest zone is expected to recommence in mid-2015. The Company expects production distribution to be relatively similar to 2014 with production levels significantly higher in the second half of 2015.

During January and February 2015, Oyu Tolgoi completed a planned shutdown to reline both SAG mills and undertake modification and improvement work.

Contracts have been signed for 100% of Oyu Tolgoi’s expected 2015 concentrate production.

Discussions with the Government of Mongolia and project financing

Turquoise Hill, Rio Tinto and the Government of Mongolia continue to work together to resolve the shareholder matters and finalize project finance to restart the underground mine development at Oyu Tolgoi.

Turquoise Hill and Rio Tinto have made an offer to the Government of Mongolia to resolve the shareholder matters in a manner which the Company believes is beneficial to all stakeholders. Upon successful resolution of shareholder matters, Turquoise Hill and Rio Tinto intend to formalize the agreement between the parties, which will be in alignment and accordance with the Investment Agreement and ARSHA.

Further development will commence once the following conditions are met:

—	Successful resolution of shareholder matters, including the tax situation;
—	Agreement on a comprehensive funding plan, including Oyu Tolgoi project finance;
—	Approval of the 2014 Feasibility Study by all shareholders and acceptance by the Mongolian Minerals Council; and
—	Obtaining all necessary permits for the mine’s operation and development.

In June 2014, Oyu Tolgoi LLC received a Tax Act (Tax Assessment) from the Mongolian Tax Authority as a result of a general tax audit for the period covering 2010 through 2012. Oyu Tolgoi appealed the full Tax Assessment to the Tax Dispute Resolution Council of the General Taxation Authority of Mongolia and in September 2014 received a response reducing the amount of tax, interest and penalties claimed to be payable, from approximately $127 million to approximately $30 million. While this significant reduction is welcome, there are aspects of the ruling that require further clarification. Oyu Tolgoi has appealed the outcome of the Tax Dispute Resolution Council to the Administrative Appellate Court. This appeal has not yet been heard by the Appellate Court.

Turquoise Hill continues to engage with the proposed project financing lender group and has kept both the international financial institutions and the commercial banks informed of the status of discussions with the Government of Mongolia. Commitments from the commercial bank consortium formally expired on September 30, 2014. Timing of any lender commitment extension requests will be determined when definitive progress or resolution has been made on the shareholder matters. The lending group continues to be supportive of the Oyu Tolgoi project and current indications are that a suitable project financing package would be available upon resolution of the outstanding shareholder matters; however this is not guaranteed.

While discussions continue to resolve shareholder matters, and re-start underground mine development, Oyu Tolgoi’s management is focused on efficiently and safely running the open-pit mine and the processing facilities, while the underground remains in care and maintenance.

Underground feasibility study and updated technical report

In September 2014, the 2014 Feasibility Study was finalized and presented to the Board of Directors of Oyu Tolgoi. The Feasibility Study includes analysis of two production cases – the 2014 Reserve Case and the 2014 Life of Mine (LOM) Case.

In October 2014, the Company approved and filed an updated compliant independently-prepared technical report under National Instrument 43-101 – Standards of Disclosure of Mineral Projects (NI 43-101) relating to the Oyu Tolgoi Project (the Project). Prepared by OreWin Pty Ltd. (OreWin), the 2014 Oyu Tolgoi Technical Report (2014 OTTR), updates the Oyu Tolgoi Technical Report dated March 25, 2013 (2013 OTTR).

The 2014 Reserve Case includes mineral reserves from the Southern Oyu Tolgoi open pit and the Hugo North Lift 1 block cave. Oyu Tolgoi’s large mineral resource base may represent a significant opportunity, not only as an exceptionally long-life project but also for production expansion. The potential development flexibility that exists with respect to later phases of Oyu Tolgoi will continue to be studied as part of the overall project strategy. Separate development decisions will need to be made based on future prevailing conditions and the experience obtained from developing and operating the initial phases of the Project.

In August 2013, development of the underground mine was delayed to allow matters with the Government of Mongolia to be resolved.

The 2014 OTTR updates the Project’s mineral resources and mineral reserves and is available under Turquoise Hill’s profile on SEDAR at (www.sedar.com). Highlights of the 2014 OTTR are as follows:

—

An updated mineral resource model and estimate for the Hugo North deposit. The updated mineral resource estimate is similar to and confirms the previous estimates contained in the 2013 OTTR. Mineral resource models for the other Oyu Tolgoi deposits remained unchanged.

—

Updated mineral reserve estimates are broadly in line with previous estimates. The open pit allows for depletion in 2013 but does not include depletion from 2014. Modified underground dilution and mining loss assumptions result in lower ore grades and lower mining recovery.

—

Underground ore handling is now planned to be conveyed to surface via decline, which opens the Project to additional production flexibility and future optionality. The new mine plan will make use of the existing shafts and the planned shafts.

—	The reduced Project NPV is the result of delay and a reduction due to more cautious cave performance assumptions, which led to a reduction in recovered metal and a slowing of ramp-up of the cave.
—	Underground block cave mine production remains at 95,000 tonnes per day.
—	The plant rate remained at the nominal 100,000 tonnes per day.
—

The 2014 OTTR expansion capital of $4.9 billion for the underground project, which is in line with the $5.1 billion estimate contained in the 2013 OTTR (excludes $0.5 billion of capital spent in 2013 and 2014).

Pursuant to discussions with Turquoise Hill’s principal regulator following the filing of the Company’s press release on September 22, 2014 titled Oyu Tolgoi Finalizes Underground Feasibility Study, and in order to comply with the requirements of NI 43-101, the 2014 OTTR does not present the economic analysis of the 2014 LOM Case or economic analysis for any potential expansion options that would include inferred resources.

Disclosure of a scientific or technical nature in respect of the 2014 Oyu Tolgoi Technical Report was prepared by the following qualified persons: Bernard Peters, B. Eng. (Mining), FAusIMM of OreWin, who was responsible for the overall preparation of the report and the mineral reserves estimate of the report, as well as the preparation of the geotechnical sections and the sections related to and including processing, and Sharron Sylvester, B.Sc Geology, MAIG (RPGeo), of OreWin, who was responsible for preparation of the mineral resources estimate of the report, both of whom are “qualified persons” for the purposes of NI 43-101.

Exploration during 2014

Oyu Tolgoi’s exploration strategy is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi orebodies, seeking low-cost development options and continuing development of historical datasets to enable future discovery. Total exploration expense in 2014 was $7.4 million compared with $20.1 million in 2013.

In 2014, a total of eleven holes drilled were at Hugo West Shallow for a total of more than 3,100 metres. In Q4’14, six holes were drilled at the Hugo West Shallow target area totalling approximately 1,700 metres. Final data were consistent with previous results, including modest grade expectations. Based on an interpretation of the drilling results and an estimate of tonnes and grade, no further work is warranted at this stage.

In 2014, two holes were drilled into the shallow Zeer target east of the Oyut pit totalling more than 600 metres. The geology, interpreted to be Devonian basalts, was predominantly granitic intrusives and the target requires no further work.

Other work completed during 2014 included the full re-estimate of the Hugo North resource, which forms the basis of the Feasibility Study. Approximately 5,000 metres of geotechnical investigation holes were drilled to characterize ground conditions for the convey-to-surface infrastructure related to the Feasibility Study.

Geological mapping at a scale of 1:5,000 continued during the field season to provide coverage over some areas of the mine licences at a higher resolution. Ground magnetic data collection in the summer totalled 4600 line kilometres covering approximately 122 square kilometres of the mine licences. Compilation of these historical datasets will continue over winter and field work will continue in the 2015 field season. Work is also ongoing on improving and expanding the geochronological dataset at Oyu Tolgoi to better understand the intrusion history.

Initial sample suites were collected for several ongoing geochemistry programs being undertaken with the assistance of Rio Tinto Exploration. These programs include studies of zircon and apatite mineral chemistry as indicators of porphyry copper system fertility, direct detection geochemistry using MLA technology and ‘Greenrocks’ studies of geochemical halos and lithocaps as a fertility assessment and vectoring tool.

SOUTHGOBI – HELD FOR SALE

Classification as Held for Sale and Discontinued Operations

On July 29, 2014, Turquoise Hill announced that it had entered into a share purchase agreement with National United Resources Holdings Limited (NUR), a Hong Kong-based public company listed on the main board of the Stock Exchange of Hong Kong (SEHK), providing for the sale to NUR of 56.1 million shares in SouthGobi held by Turquoise Hill, representing a 29.95% stake in SouthGobi at that time, when Turquoise Hill held a 56.8% stake.

Under the terms of the agreement, which was effected in accordance with and in reliance upon the “private agreement” exemption under the Canadian takeover bid regime and in accordance with the Hong Kong Code on Takeovers and Mergers, Turquoise Hill has agreed to sell 56.1 million common shares in SouthGobi to NUR at a price of C$0.455 per common share. Under the terms of the agreement, the Company is to receive approximately C$12.8 million in cash at closing and deferred consideration of approximately C$12.8 million will become payable on the first anniversary of the closing of the transaction.

On December 2, 2014, Turquoise Hill announced that it had signed an amendment to the share purchase agreement which provides, among other matters, for an extension to the closing date from November 30, 2014 to April 30, 2015. At December 31, 2014, the 56,102,000 SouthGobi common shares which the Company has agreed to sell to NUR represented a 25.65% stake in SouthGobi after giving effect to the issue of common shares to China Investment Corporation (“CIC”) in November 2014 in satisfaction of interest accrued under its debenture agreement, and a private placement of 24,360,773 common shares by SouthGobi on December 3, 2014. The sale transaction with NUR remains subject to certain closing conditions, including SEHK approval of the circular to be provided to NUR’s shareholders for a vote on the transaction, and NUR shareholder approval. NUR has not yet issued the circular for purposes of conducting a shareholder vote and an additional delay in NUR shareholder approval would impact the timing of the closing. There can be no assurance that the transactions contemplated by the share purchase agreement, or closing of the transaction itself, will be completed.

On February 24, 2015, the Company announced that it had entered into a share purchase agreement with Novel Sunrise Investments Limited (NSI) providing for the sale of its remaining 48.7 million shares in SouthGobi (after giving effect to the sale of 56.1 million common shares to NUR described above) at a price of C$0.35 per common share payable in cash. Half of the aggregate purchase price, representing C$8.5 million, will be received by the Company at closing and the balance of approximately C$8.5 million will be payable on the first anniversary of the closing of the transaction.

Closing is subject to certain conditions, including certain Canadian and Hong Kong stock exchange and securities regulatory matters. Closing is expected to occur no later than March 31, 2015, however there can be no assurance that the transactions contemplated by the share purchase agreement with NSI, or closing of the transaction itself, will be completed.

In addition, Turquoise Hill has the option (the “Put Option”) to require NSI to acquire an additional number of SouthGobi common shares, up to a pre-agreed maximum, provided that NSI will not be required to own more than 29.99% of the outstanding SouthGobi shares following the exercise of the Put Option, also at a price of C$0.35 per common share, in the event the transaction contemplated by the share purchase agreement entered into by Turquoise Hill with NUR in July 2014 is not completed by April 30, 2015 (or such later outside date as may be extended by Turquoise Hill and NUR but not later than September 30, 2015).

On March 3, 2015, SouthGobi announced closing of the initial tranche of a previously announced private placement pursuant to a subscription agreement with NSI in respect of 21.75 million mandatory convertible units and common shares of SouthGobi. The subscription agreement was entered into by SouthGobi at the time of Turquoise Hill’s entry into the share purchase agreement with NSI; the mandatory convertible units automatically convert into SouthGobi common shares on a one-for-one basis upon the earlier of the termination or closing of the transaction under such share purchase agreement. The initial tranche of the private placement completed on March 3 consisted of the issuance of 10.1 million mandatory convertible units to NSI for proceeds of $3.5 million. The remainder of the private placement, representing up to an additional 11.6 mandatory convertible units or common shares, is expected to close concurrently with the transaction under the Company’s share purchase agreement with NSI.

The Company had been exploring divestment of its interest in SouthGobi to allow it to focus on the operation and development of the Oyu Tolgoi mine. Upon signing of the share purchase agreement with NUR on July 29, 2014, the reporting segment for SouthGobi was considered to be a disposal group held for sale and a discontinued operation.

Change in accounting treatment for SouthGobi

From December 3, 2014, the Company has accounted for SouthGobi as an investment in a company subject to significant influence rather than as a consolidated subsidiary entity. Turquoise Hill’s investment in SouthGobi is recognized at fair value and within non-current assets held for sale in the consolidated balance sheet; changes in the fair value are charged or credited to the consolidated statement of operations, within discontinued operations. The change in accounting treatment arose following completion of the private placement on December 3, 2014, and resulting reduction in Turquoise Hill’s interest in SouthGobi to 47.9% at that time.

As a result of this change, the Company’s principal exposures in relation to its investment in SouthGobi are to: factors having a potential impact on fair value; and completion of the proposed transactions described above.

CORPORATE ACTIVITIES

Changes to the Company’s Board of Directors and Management

Directors Virginia Flood, Isabelle Hudon, Warren Goodman and Charles Lenegan did not stand for re-election at the Company’s 2014 Annual Meeting of Shareholders on May 8, 2014. Turquoise Hill’s Articles of Amendment provide that the number of directors will be a minimum of three and a maximum of 14. Of the seven persons elected at the 2014 Annual Meeting of Shareholders, four are “independent” directors under the applicable securities laws.

On October 24, 2014, Dr. James Gill was appointed to the Company’s Board of Directors, effective November 1, 2014. Dr. Gill is an experienced explorer, developer and operator with more than 40 years of international mining experience.

On November 6, 2014, Turquoise Hill announced the retirement of Chair Dr. David Klingner, effective January 1, 2015, and Chief Executive Officer Kay Priestly, effective December 1, 2014. Current directors Jill Gardiner and Jeff Tygesen were appointed Chair of the Board and Chief Executive Officer, respectively. Ms. Priestly remained on the Turquoise Hill board until December 31, 2014. Effective January 1, 2015, Dr. Craig Stegman was appointed as a director to fill the vacancy following Ms. Priestly’s retirement. The appointments were the result of an extensive succession planning program. Effective January 1, 2015, director Russell Robertson became Chair of the Audit Committee and Ms. Gardiner became Chair of the Nominating and Corporate Governance Committee.

New Chief Financial Officer

Effective June 1, 2014, Mr. Steeve Thibeault was appointed Chief Financial Officer of the Company replacing Mr. Chris Bateman, who left the Company to pursue other opportunities. Most recently, Mr. Thibeault was Chief Financial Officer of Australian Stock Exchange-listed Energy Resources of Australia.

Oyu Tolgoi signs Power Sector Cooperation Agreement with Government of Mongolia

On August 14, 2014, Oyu Tolgoi signed a Power Sector Cooperation Agreement (PSCA) with the Government of Mongolia for the exploration of a Tavan Tolgoi-based independent power producer. The agreement lays out a framework for long-term strategic cooperation between the Mongolian Government and Oyu Tolgoi to deliver a comprehensive energy plan for the South Gobi region. Under the PSCA, the Government of Mongolia assumes the responsibility to import and supply power required by Oyu Tolgoi LLC until such time as the commissioning of a domestic Mongolian power source, which meets Oyu Tolgoi LLC’s power needs, is completed.

The agreement provides a framework for a broad range of power-related options, including establishment of a power generation source, transmission lines and power imports. The centerpiece of the PSCA is an open, international tender process to identify and select an independent power provider to privately fund, construct, own, and operate a power plant to supply electricity, with Oyu Tolgoi as the primary consumer. Full evaluation of the independent power producer option is expected to take nine to 12 months.

Mongolian Treasury Bill repayment

On October 17, 2014, Turquoise Hill received payment in full for its $115 million Mongolian Treasury Bill, which matured on October 19, 2014.

Class action lawsuits

On December 16, 2014, United States District Court Judge Lorna G. Schofield dismissed the consolidated putative securities class action lawsuit that had been filed in the Southern District of New York against the Company and certain of its officers and directors in December 2013. The lawsuit sought to recover damages that it claimed were attributable to alleged misstatements about the Company’s financial performance arising from revisions to its recognition of revenue on SouthGobi’s coal sales, as disclosed on November 8, 2013. The plaintiffs did not appeal Judge Schofield’s dismissal by February 9, 2015, the appeal deadline.

QUALIFIED PERSON

Disclosure of a scientific or technical nature in the Company’s Management Discussion and Analysis (the “MD&A”) in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by OreWin as Technical Director – Mining and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as Chief Adviser, Geology and Resource Estimation. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

Disclosure of a scientific or technical nature in respect of the 2014 Oyu Tolgoi Technical Report was prepared by the following qualified persons: Bernard Peters, B. Eng. (Mining), FAusIMM of OreWin, who was responsible for the overall preparation of the report and the mineral reserves estimate of the report, as well as the preparation of the geotechnical sections and the sections related to and including processing, and Sharron Sylvester, B.Sc Geology, MAIG (RPGeo), of OreWin, who was responsible for preparation of the mineral resources estimate of the report, both of whom are “qualified persons” for the purposes of NI 43-101.

SELECTED QUARTERLY DATA

	Dec-31 2014	Sep-30 2014	Jun-30 2014	Mar-31 2014

Revenue
Copper-gold concentrate	$634.1	$466.0	$436.0	$108.0

Total revenue	$634.1	$466.0	$436.0	$108.0

Net income (loss) from continuing operations attributable to the Company	$103.3	$40.8	$21.9	$(40.5)
Loss from discontinued operations attributable to the Company	(7.5)	(79.4)	(12.3)	(10.1)

Net income (loss) attributable to the Company	$95.8	$(38.6)	$9.6	$(50.6)

Basic income (loss) per share attributable to the Company
Continuing operations	$0.05	$0.02	$0.01	$(0.02)
Discontinued operations	0.01	(0.04)	(0.01)	(0.01)

Total	$0.06	$(0.02)	$-	$(0.03)

Diluted income (loss) per share attributable to the Company
Continuing operations	$0.05	$0.02	$0.01	$(0.02)
Discontinued operations	0.01	(0.04)	(0.01)	(0.01)

Total	$0.06	$(0.02)	$-	$(0.03)

	Dec-31 2013	Sep-30 2013	Jun-30 2013	Mar-31 2013

Revenue
Copper-gold concentrate	$51.5	$-	$-	$-

Total revenue	$51.5	$-	$-	$-

Net income (loss) from continuing operations attributable to the Company	$242.2	$(65.3)	$(43.3)	$(35.9)
Loss from discontinued operations attributable to the Company	(103.8)	(28.8)	(62.1)	(15.0)

Net income (loss) attributable to the Company	$138.4	$(94.1)	$(105.4)	$(50.9)

Basic income (loss) per share attributable to the Company
Continuing operations	$0.19	$(0.06)	$(0.03)	$(0.03)
Discontinued operations	(0.08)	(0.02)	(0.05)	(0.01)

Total	$0.11	$(0.08)	$(0.08)	$(0.04)

Diluted income (loss) per share attributable to the Company
Continuing operations	$0.19	$(0.06)	$(0.03)	$(0.03)
Discontinued operations	(0.08)	(0.02)	(0.05)	(0.01)

Total	$0.11	$(0.08)	$(0.08)	$(0.04)

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The Company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Turquoise Hill also holds a 45.8% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878).

Contacts
Investors		Media
Jessica Largent		Tony Shaffer
Office:	+1 604 648 3957	Office:	+1 604 648 3934
Email:	jessica.largent@turquoisehill.com	Email:	tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; the evolution of discussions with the Government of Mongolia; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms, and the evolution of discussions with the Government of Mongolia on a range of matters including the implementation of the Investment Agreement, project development costs, operating budgets, the payment of taxes and taxation matters, management fees and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding matters with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the approval of the underground feasibility study by Oyu Tolgoi LLC’s shareholders, the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the underground feasibility study and in the 2014 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine have been delayed until matters with the Government of Mongolia can be resolved and a new timetable agreed. These delays can impact project economics.

The Company’s MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 20 of this MD&A. Such estimates and statements are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for the Oyu Tolgoi mine and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from the Oyu Tolgoi mine, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of the MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in the MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in the MD&A are expressly qualified by this cautionary statement.